PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2010 and 2009

Expressed in US Funds

(Unaudited - Prepared by Management)

Pacific Rim Mining Corp.		Statement 1
(an exploration stage enterprise)
Interim Consolidated Balance Sheets
In thousands of U.S. Dollars
Unaudited - Prepared by Management

	January 31,	April 30,
	2010	2009
ASSETS		(Audited)
Current Assets

Cash	$2,299	$1,284
Bullion (Note 5)	-	1,225
Receivables, deposits and prepaids	81	106
	2,380	2,615

Property, Plant and Equipment (Note 6)	5,510	5,551
Restricted Cash (Note 7)	21	21
	$7,911	$8,187

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$823	$633
	823	633

Future Income Tax Liability	1,046	1,046
	1,869	1,679
SHAREHOLDERS’ EQUITY
Share Capital (Statement 3) (Note 9)
Authorized:
unlimited common shares without par value
Issued and fully paid:
130,308,308 shares outstanding (2009 - 118,033,642)	84,202	82,914
Contributed Surplus (Statement 3)	6,212	4,725
Deficit (Statement 3)	(84,372)	(81,131)
	6,042	6,508
	$7,911	$8,187

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 6 (a))
Contingency (Note 8)
Commitments (Note 11)
Subsequent events (Note 6 (b))

APPROVED BY THE BOARD OF DIRECTORS:
                  ”Thomas C. Shrake”                         , Director

               ”David K. Fagin”                                 , Director

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.				Statement 2
(an exploration stage enterprise)
Interim Consolidated Statements of Loss
In thousands of U.S. Dollars, except for per share amounts
Unaudited - Prepared by Management

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2010	2009	2010	2009

Expenses (Income)
Exploration
- direct	$451	$880	$1,231	$4,375
- stock-based compensation (Note 9)	57	63	100	223
- amortization	16	16	48	48
General and administrative
- direct	206	329	794	2,863
- stock-based compensation (Note 9)	103	109	202	283
- amortization	2	2	7	8
Gain on sale of bullion	(162)	-	(576)	-
Financing cost – warrants (Note 9)	12	-	213	-
CAFTA lawsuit (Note 6(a))	320	-	1,260	-
Foreign exchange loss (gain)	56	239	52	226
Other income	(18)	(9)	(52)	(44)
Loss Before Taxes and
Discontinued Operations	(1,043)	(1,629)	(3,279)	(7,982)

Income Taxes	-	-	-	-
Loss From Continuing
Operations	(1,043)	(1,629)	(3,279)	(7,982)

Discontinued Operation – Net
Income of Denton-Rawhide
Joint Venture (Note 8)	-	1,246	38	3,118

Loss for the Period	$(1,043)	$(383)	$(3,241)	$(4,864)

Loss Per Share From Continued
Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.03)	$(0.07)

Loss Per Share After
Discontinued Operations - Basic and Diluted	$(0.01)	$(0.00)	$(0.03)	$(0.04)

Weighted average shares outstanding during the period	120,315,373	116,915,460	118,803,156	116,915,460

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.					Statement 3
(an exploration stage enterprise)
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
Unaudited - Prepared by Management

				Accumulated
	Share Capital		Contributed	Other	Accumulated
	Common Shares		Surplus	Comprehensive	Deficit	Total
				Income
	Number	$	$	$	$	$
Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161
Shares issued for property
option payment	1,118,182	265	-	-	-	265
Stock-based compensation	-	-	555	-	-	555
Disposal of Denton-Rawhide	-	-	-	(197)	-	(197)
Joint Venture (Note 8)
Loss for the year	-	-	-	-	(6,276)	(6,276)
Balance – April 30, 2009	118,033,642	82,914	4,725	-	(81,131)	6,508
Private placement
- Units issued for cash	11,775,000	1,331	940	-	-	2,271
- Fair value finders’ units	483,000	54	39	-	-	93
- Fair value finders’ warrants	-	-	66	-	-	66
Share issuance costs
- Finders’ units	-	(54)	(39)	-	-	(93)
- Finders’ warrants	-	(39)	(27)	-	-	(66)
- Cash	-	(8)	(5)	-	-	(13)
Shares issued for cash	16,666	2	-	-	-	2
- Options exercised
Fair value of options exercised	-	2	(2)	-	-	-
Stock-based compensation	-	-	302	-	-	302
Financing cost - warrants	-	-	213	-	-	213
Loss for the period	-	-	-	-	(3,241)	(3,241)
Balance – January 31, 2010	130,308,308	84,202	6,212	-	(84,372)	6,042

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.				Statement 4
(an exploration stage enterprise)
Interim Consolidated Statements of Cash Flows
In thousands of U.S. Dollars
Unaudited - Prepared by Management

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2010	2009	2010	2009
Operating Activities
Loss for the period from continuing operations	$(1,043)	$(1,629)	$(3,279)	$(7,982)
Items not affecting cash:
Depletion, depreciation and amortization	18	18	55	56
Stock-based compensation	160	172	302	506
Non-cash financing costs - warrants	12	-	213	-
	(853)	(1,439)	(2,709)	(7,420)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	77	(321)	190	(1,005)
Receivables, deposits and prepaids	94	22	25	106
Bullion	154	-	1,225	-
Cash Flow Used for Operating Activities	(528)	(1,738)	(1,269)	(8,319)
Investing Activities
Net proceeds from short term investments redemption	-	-	-	4,232
Purchase of property, plant and equipment	-	(1)	(14)	(6)
Proceeds from sale of discontinued operation (Note 8)	-	(1,333)	-	1,762
Cash Flow Provided By Investing Activities	-	(1,334)	(14)	5,988
Financing Activities
Shares issued for cash, net of issuance cost	2,258	-	2,260	-
Cash Flow Provided By Financing Activities	2,258	-	2,260	-

Cash flows from continuing operations	1,730	(3,072)	977	(2,331)

Cash flows from discontinued operations (Note 8)	-	848	38	1,960

Change in Cash	1,730	(2,224)	1,015	(371)

Cash - Beginning of period	569	3,775	1,284	1,922

Cash - End of Period	$2,299	$1,551	$2,299	$1,551

Supplemental Schedule of Non-Cash
Transactions

Fair value of Finders’ units	$93	$-	$93	$-
Fair value of Finders’ warrants	$66	$-	$66	$-

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.				Statement 5
(an exploration stage enterprise)
Interim Consolidated Statements of Comprehensive Loss
In thousands of U.S. Dollars
Unaudited - Prepared by Management

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2010	2009	2010	2009

Net Loss for the Period	$(1,043)	$(383)	$(3,241)	$(4,864)
Other comprehensive income
Disposal of Denton-Rawhide Joint Venture (Note 8)	-	-	-	(197)

Comprehensive Loss for the Period	$(1,043)	$(383)	$(3,241)	$(5,061)

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

1.	Nature of Operations and Going Concern

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala. During the prior year, the Company sold its 49% interest in the Denton-Rawhide mine, located near Fallon, Nevada, U.S.A. (Note 8).

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These unaudited interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast significant doubt on the validity of that assumption. During the nine months ended January 31, 2010, the Company incurred a loss of $3,241 (2009 - $4,864) before discontinued operations and as at January 31, 2010 has an accumulated deficit of $84,372 (April 30, 2009 - $81,131). The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation (Note 6(a)). These legal costs for CAFTA are expected to be significant. The Company believes that it has the legal right to obtain a mining permit on its El Dorado project and consequently believes that it will obtain a favourable outcome from its CAFTA arbitration. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

These unaudited interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

2.	Basis of Presentation and Consolidation

The unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2009.

These unaudited interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada. Inter-company balances are eliminated upon consolidation.

3.	Changes in Accounting Policies

a) Credit risk and fair value of financial assets and financial liabilities

Effective May 1, 2009 the Company adopted EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

b) Goodwill and intangible assets

Effective May 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” EIC-27, “Revenues and Expenditures during the Pre- operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that the adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

c) Mining exploration costs

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

4.	Recent Accounting Pronouncements Not Yet Adopted

a) Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011.

b) Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011.

5.	Bullion

	January 31, 2010	April 30, 2009
Bullion	$-	$1,225

Following the sale of the Denton-Rawhide mine on October 28, 2008, (Note 8), the Company received 49% of all dore produced and shipped from the mine prior to December 31, 2008. This dore has been treated as part of proceeds of disposition recorded at fair value at the date of receipt.

As at January 31, 2010, the Company had Nil ounces of gold and Nil ounces of silver on hand. Bullion had a fair market value of $Nil as at January 31, 2010 ($1,528 as at April 30, 2009).

6.	Property, Plant and Equipment

	January 31, 2010	April 30, 2009
Office Equipment and Vehicles	$376	$362
Accumulated depreciation	(320)	(265)
	56	97
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$5,510	$5,551

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

El Salvador Properties
a) El Dorado

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable.

The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. If the Company is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment would be material. To date, the Company’s discussions with its legal counsel representing the Company in its CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

b) Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was subsequently amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Payment date per February 2010 amended agreement	300,000 shares or $300 in shares of the Company
Anniversary per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

7.	Restricted Cash

The Company has $21 (April 30, 2009 - $21) in environmental bonds relating to exploration properties in El Salvador.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

8.	Discontinued Operations

Sale of Denton-Rawhide Joint-Venture

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company for cash proceeds of $3.1 million.

In addition, the Company had the right to a 49% interest in all dore produced and shipped from the Rawhide Mine on or before December 31, 2008 and was responsible to fund its proportionate 49% share of all cash calls for normal operating costs up to and including December 31, 2008. This contingent consideration was received and recorded in the year ended April 30, 2009.

Pursuant to the terms of the sale agreement, and subsequent to December 31, 2008, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2009. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely and cannot be estimated. Therefore no amount has been recorded as a liability for these costs.

In the prior year, the Company realized a gain on sale of net assets and the results of operations for the nine months ended January 31, 2009 of $3,118, net of tax as follows:

For the Period Ended
January 31, 2009

Cash proceeds from sale of 49% interest in Denton-Rawhide joint venture	$3,100
Fair value of bullion received in November and December 2008	1,686
Cash operating payments made in November and December 2008	(805)
Less net assets disposed	(2,753)
1,228
Income taxes net of tax losses carried forward	(40)
Realized gain, net of tax, on sale of joint venture interest	$1,188

	Three MonthsEnded January 31			Nine Months Ended January 31
	2010	2009		2010	2009
Results of operations from Discontinued Operations
Revenue	$-	$880	$		$5,553
Cost of sales	-	(472)			(3,685)
General	-	(3)			67
Income before taxes	-	405			1,935
Income taxes recovery (provision)	-	-		38	(5)
	$-	$405		$38	$1,930

Cash Flows From (Used In) Discontinued Operations
Cash flow provided by operating activities	$-	848		$38	$2,197
Cash flow used in investing activities	-	-			(237)
	$-	848		$38	$1,960

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

9.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

During the nine month period ended January 31, 2010, the Company closed a private placement with the issuance of 11,775,000 Units at a price of Cdn$0.20 per Unit for gross proceeds of $2,271 (Cdn $2,355). The Company allocated $1,331 to the common shares and $940 to the share purchase warrants based upon the relative fair values. Each Unit is comprised of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company for a period of three years from the closing date at a price of Cdn $0.30

The finders were issued a total of 483,000 Units with these Units having the same terms as the Units issued to the placees. The Company allocate $54 to the common shares and $39 to the share purchase warrants based upon the relative fair values. The finders were also issued 483,000 warrants, the warrants having the same terms as the warrants issued under the Units and having a fair value of $66.

Warrants

At January 31, 2010, there were 19,802,350 (April 30, 2009 – 7,161,350) warrants outstanding with a weighted average exercise price of Cdn$0.61.

Number of warrants	Exercise price ($Cdn)	Expiry
6,711,000	1.35	August 29, 2010
350,350	1.11	August 29, 2010
12,741,000*	0.30	January 14,2015
19,802,350

* -Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn.$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

The 6,711,000 warrants and the 350,350 warrants have been modified to have an expiry date of August 29, 2010 instead of August 29, 2009. These extended warrants have been allocated an incremental fair value of $213 with a weighted-average fair value of $0.03 and the cost has been recorded as financing cost.

The allocation of fair value of the warrant extension and the fair value of units and warrants issued during the period was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.19%-1.27%
Expected dividend yield	NIL
Expected stock price volatility	109%-147%
Expected life in years	1-3 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan.

Current option details are as follows:

				Weighted
	Number of Options			Average
				Exercise Price
	2002 Plan	2006 Plan	Total	(in Cdn $)
Options outstanding at April 30, 2008	3,240,000	4,165,000	7,405,000	$1.01

Granted	-	2,855,000	2,855,000	$0.17
Expired	(1,195,000)	-	(1,195,000)	$0.80
Forfeited	-	(335,001)	(335,001)	$1.17
Options outstanding at April 30, 2009	2,045,000	6,684,999	8,729,999	$0.70

Granted	-	2,535,000	2,535,000	$0.22
Exercised	-	(16,666)	(16,666)	$0.17
Forfeited	(1,125,000)	(863,333)	(1,988,333)	$0.90
Cancelled	-	(100,000)	(100,000)	$0.35
Options outstanding at January 31, 2010	920,000	8,240,000	9,160,000	$0.53

Options vested as at January 31, 2010	920,000	5,658,332	6,578,332	$0.60

The total stock-based compensation recognized during the nine months ended January 31, 2010 was $302 (2008 - $160) with the offsetting entry to contributed surplus.

The 2,535,000 options granted during the nine months ended January 31, 2010 have been allocated a total fair value of $353 with a weighted-average fair value of $0.15. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

Risk-free interest rate	1.26% - 2.33%
Expected dividend yield	NIL
Expected stock price volatility	90% - 108%
Expected life in years	3 - 5 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

10.	Related Party Transactions

The following represents the details of related party transactions paid or accrued during the nine months ended January 31, 2010:

	2010	2009
Accounting fees and tax consulting paid to a firm in which an officer of the Company is a partner	$112	$29

Included in accounts payable is $7 (April 30, 2009 - $8) of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

11.	Commitments

The Company has entered into an operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are Cdn$3.

12.	Segmented Information

Total Assets	January 31, 2010	April 30, 2009
Canada	$2,144	$403
USA	62	2,013
El Salvador	5,704	5,770
Argentina	1	1
Total	$7,911	$8,187

Property, Plant and Equipment	January 31, 2010	April 30, 2009
Canada	$18	$12
USA	1	-
El Salvador	5,491	5,539
Total	$5,510	$5,551

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and nine month periods ended January 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

	Three Months Ended		Nine Months Ended
	January 31			January 31
Net Income (Loss)	2010	2009	2010	2009
Canada	$(295)	$(434)	$(978)	$(3,074)
USA	(270)	(150)	(868)	(394)
El Salvador	(477)	(1,045)	(1,346)	(4,441)
Chile	(1)	-	(49)	-
Argentina	-	-	-	(73)
Discontinued operations
– USA	-	1,246	-	3,118
Total	$(1,043)	$(383)	$(3,241)	$(4,864)

13.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.